SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Logiq, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

541440103

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 541440103	13G/A	Page 2 of 9 Pages

1.	NAMES OF REPORTING PERSONS Ionic Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This constitutes an exit filing for the reporting person.

CUSIP No. 541440103	13G/A	Page 3 of 9 Pages

1.		NAMES OF REPORTING PERSONS Ionic Management, LLC
2.		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	This constitutes an exit filing for the reporting person.

CUSIP No. 541440103	13G/A	Page 4 of 9 Pages

1.	NAMES OF REPORTING PERSONS Brendan O’Neil
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This constitutes an exit filing for the reporting person.

CUSIP No. 541440103	13G/A	Page 5 of 9 Pages

1.	NAMES OF REPORTING PERSONS Keith Coulston
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0% (1)
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	This constitutes an exit filing for the reporting person.

CUSIP No. 541440103	13G/A	Page 6 of 9 Pages

This Amendment No. 3 to Statement on Schedule 13G (“Amendment No. 3”) amends and supplements the Statement on Schedule 13G, filed with the U.S. Securities and Exchange Commission (“SEC”) on April 4, 2022 (the “Schedule 13G”), as amended and supplemented by Amendment No. 1 to the Schedule 13G, filed with the SEC on October 25, 2022 (“Amendment No. 1”), and Amendment No. 2 to the Schedule 13G, filed with the SEC on February 13, 2023 (“Amendment No. 2” and together with Amendment No. 1, the “Amendments”).

The purpose of this Amendment No. 3 is to update the beneficial ownership information on the cover pages and in Item 4 in each of the Schedule 13G and the Amendments, including to indicate that each of the reporting persons have ceased to be the beneficial owner of more than five percent of the outstanding shares of the outstanding common stock of the issuer and to amend Item 5 of the Schedule 13G accordingly, as well as to amend and restate Item 2 in each of the Schedule 13G and the Amendments. This Amendment No. 3 constitutes an exit filing for each of the reporting persons.

Item 1(a). Name of Issuer:

Logiq, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 85 Broad Street, 16-079, New York, NY 10004.

Item 2(a). Names of Persons Filing:

(i) Ionic Ventures LLC, a California limited liability company (“Ionic”);

(ii) Ionic Management, LLC, a Delaware limited liability company (“Ionic Management”);

(iii) Keith Coulston (“Mr. Coulston”); and

(iv) Brendan O’Neil (“Mr. O’Neil”).

The foregoing persons are hereinafter collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 to this Amendment No. 3, pursuant to which such Reporting Persons have agreed to file this Amendment No. 3 and all subsequent amendments to the Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this Amendment No. 3 should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 3053 Fillmore St., Suite 256, San Francisco, CA 94123.

Item 2(c). Citizenship:

Ionic is a limited liability company organized under the laws of the State of California. Ionic Management is a limited liability company organized under the laws of the State of Delaware. Each of Mr. Coulston and Mr. O’Neil is a citizen of the United States.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which the Schedule 13G and this Amendment No. 3 relates is the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”).

Item 2(e). CUSIP Number: 541440103

CUSIP No. 541440103	13G/A	Page 7 of 9 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Amendment No. 3 and is incorporated herein by reference for each such Reporting Person. None of the Reporting Persons beneficially owns shares of Common Stock. Ionic has the power to dispose of and the power to vote any shares of Common Stock beneficially owned by it, which power may be exercised by its manager, Ionic Management. Each of the managers of Ionic Management, Mr. O’Neil and Mr. Coulston, has shared power to vote and/or dispose of any shares of Common Stock beneficially owned by Ionic and Ionic Management. By reason of the provisions of Rule 13d-3 of the Act, each of Mr. O’Neil and Mr. Coulston may be deemed to beneficially own any shares of Common Stock which are beneficially owned by each of Ionic and Ionic Management, and Ionic Management may be deemed to beneficially own any shares of Common Stock which are beneficially owned by Ionic.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below each of the Reporting Persons certify that, to the best of each of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 541440103	13G/A	Page 8 of 9 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston

CUSIP No. 541440103	13G/A	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing Amendment No. 3 to Statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to such Statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: February 13, 2024	IONIC VENTURES, LLC

By: Ionic Management, LLC,
its Manager

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

IONIC MANAGEMENT, LLC

	By:	/s/ Keith Coulston
Name: Keith Coulston
Title: Manager

/s/ Brendan O’Neil
Brendan O’Neil

/s/ Keith Coulston
Keith Coulston